4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

May 21, 2015

VIA EDGAR CORRESPONDENCE

Ms. Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File No. 333-203571)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the combined information statement and registration statement (the “Information Statement/Prospectus”) filed under Rule 488 of the Securities Act of 1933, as amended, on Form N-14 (Accession Number: 0001193125-15-142173) with the Securities and Exchange Commission (the “Commission”) on April 22, 2015, relating to a proposed Agreement and Plan of Reorganization (the “Reorganization”) whereby all of the assets of Transamerica Dynamic Allocation II (formerly Transamerica Tactical Allocation and the “Target Fund”), a series of the Registrant, will be transferred in a tax-free reorganization to Transamerica Dynamic Allocation (formerly Transamerica Tactical Rotation and the “Destination Fund”) (and together with the Target Fund, the “Funds”), a series of the Registrant, in exchange for shares of the Destination Fund. The Staff’s comments were conveyed to the Registrant by phone on May 5, 2015.

Below are the Staff’s comments on the Information Statement/Prospectus and the Registrant’s responses thereto.

1.	Comment: Please update the series and class identifiers on the Commission’s website to reflect the new names of the Funds.

Response: The Registrant has made changes consistent with the Staff’s comment.

2.	Comment: Please advise on the location of disclosures as to the Funds’ distribution and purchase procedures and exchange rights and redemption procedures under Form N-14 Items 3(b)(2) and 3(b)(3). Please include such disclosures if they are not in the Information Statement/Prospectus.

Response: The Registrant notes that the disclosure in question appears in the “Buying and Selling Fund Shares” section and appropriately addresses the requirements of Form N-14.

3.	Comment: Please clarify the disclosure to indicate whether the Reorganization will occur on or about July 1, 2015 or June 30, 2015.

Response: The Registrant confirms that the Reorganization will occur on or about close of business June 30, 2015. The Registrant has made changes consistent with the Staff’s comment.

4.	Comment: Please explain supplementally why a shareholder vote is not required for the Reorganization.

Response: The Registrant notes that the Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may provide for the taking of any action, including the accomplishment of a merger or the transfer of assets of any series of the statutory trust, without the approval of beneficial owners (see Delaware Statutory Trust Act, Section 3806(b)(3) and (b)(4)). The Registrant notes that the declaration of trust of the Registrant give the Board of Trustees the ability to reorganize or combine series of the Registrant without seeking shareholder approval where such approval is not otherwise required by the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant further notes that Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the Merging Company (as defined in Rule 17a-8) is materially different from a policy of Surviving Company (as defined in Rule 17a-8); (ii) no advisory contract of the Merging Company is materially different from an advisory contract of the Surviving Company; (iii) the non-interested Trustees of the Merging Company who were elected by its shareholders will comprise a majority of the non-interested Trustees of the Surviving Company; and (iv) any distribution fees authorized to be paid under the Surviving Company’s distribution plan are no greater than the distribution fees authorized to be paid under the Merging Company’s distribution plan. The Registrant confirms that the Reorganization meets the conditions of Rule 17a-8.

5.

Comment: Please consider revising the “Summary” section to briefly address any differences between the Target Fund’s and Destination Fund’s investment objectives, strategies and restrictions, as well as any differences in investment policies, expense ratios and management fee rates.

Response: The Registrant believes the current disclosure in the “Reorganization” section identifies the significant differences between the Target Fund and Destination Fund. The Registrant has therefore made no revisions to the disclosure.

6.

Comment: Please confirm that the principal investment strategies of the Destination Fund are the same as the Target Fund, and explain supplementally any differences in the principal risks between the Target Fund and Destination Fund.

Response: The Registrant confirms that the principal investment strategies of the Destination Fund are the same as the Target Fund. The Registrant has updated the Information Statement/Prospectus to reflect that the Target Fund and the Destination Fund also have the same principal risks.

7.	Comment: Please explain how the Destination Fund intends to determine which countries are considered “frontier markets”.

Response: The Information Statement/Prospectus has been revised to remove “Frontier Markets” as a principal risk of the Destination Fund.

8.

Comment: Please revise the Funds’ Fees and Expenses table footnotes in order to reflect that footnote (1) corresponds to “Total Annual Fund Operating Expenses” and footnote (2) corresponds to “Fee waiver and/or expense reimbursement.” Please also ensure that footnote (2) is presented accurately in the table.

Response: The Registrant has made changes consistent with the Staff’s comment.

9.	Comment: Please confirm whether reference to an entire fiscal year is accurate in the footnote (1) disclosure.

Response: The Registrant confirms that the disclosure contained in footnote (1) is accurate.

10.

Comment: Please confirm supplementally whether any recoupable Target Fund expenses incurred by Transamerica Asset Management, Inc. (“TAM”), the Funds’ investment adviser, pursuant to the fee waiver/expense reimbursement agreement, will survive the Reorganization.

Response: The Registrant confirms that the Target Fund has recouped all available amounts from prior periods so there will be no amounts carried over to the Destination Fund as part of the reorganization.

11.	Comment: Please disclose any considerations the Board may have made against the Reorganization, including considerations related to cost, limitation on capital loss carryforwards, and brokerage costs.

Response: The Registrant believes that the current disclosure regarding the reasons for the Reorganization properly describes the Board’s considerations.

12.

Comment: Please confirm the accuracy of the disclosure regarding the Board’s general considerations regarding performance, given that prior performance reflects a different sub-adviser and different investment strategies.

Response: The Registrant so confirms.

13.	Comment: Please consider removing footnote (A) to the capitalization table, given that TAM is bearing the costs associated with the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

14.

Comment: Please confirm whether the shareholders ultimately bear the expenses associated with the disposition of portfolio securities that may result in significant brokerage expense to the combined Destination Fund. Please add corresponding disclosure if so.

Response: The Registrant has made changes consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler Tané T. Tyler Vice President, Assistant General Counsel, Chief Legal Officer and Secretary Transamerica Asset Management, Inc.

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